Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191049

STEADFAST APARTMENT REIT, INC.
SUPPLEMENT NO. 12 DATED DECEMBER 23, 2014
TO THE PROSPECTUS DATED APRIL 15, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2014, as supplemented by Supplement No. 7 dated October 15, 2014, Supplement No. 8, dated October 23, 2014, Supplement No. 9 dated November 12, 2014, Supplement No. 10 dated November 13, 2014 and Supplement No. 11 dated November 25, 2014 relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 12 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 12 is to disclose:

•	the status of our public offering; and
•	our recent acquisition of The Oasis, a residential property located in Colorado Springs, Colorado.

Status of Our Public Offering
 We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on December 30, 2013. As of December 18, 2014, we had received and accepted investors’ subscriptions for and issued 8,185,312 shares of our common stock in our public offering, resulting in gross offering proceeds of $121,926,598.
As of December 18, 2014, 58,530,031 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of December 30, 2015, unless extended, or the date on which the maximum offering amount has been sold.
Our Acquisition of The Oasis
On December 19, 2014, we acquired a fee simple interest in a 252-unit multifamily residential community located in Colorado Springs, Colorado, commonly known as The Oasis, or the Oasis property, through STAR Oasis, LLC, or STAR Oasis, a wholly-owned subsidiary of our operating partnership.
Financing and Fees
STAR Oasis acquired the Oasis property from a third-party seller for an aggregate purchase price of $40,000,000, exclusive of closing costs. STAR Oasis financed the payment of the purchase price for the Oasis property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $28,000,000 from PNC Bank, National Association, which we refer to as the “lender,” pursuant to the requirements of the Federal Home Loan Mortgage Corporation (Freddie Mac) Capital Markets Execution Program, as evidenced by the Multifamily Loan and Security Agreement and the Multifamily Note, which we refer to as the “Oasis loan.” For additional information on the terms of the Oasis loan, see “—Oasis Loan” below.
An acquisition fee of approximately $423,200 was earned by our advisor in connection with the acquisition of the Oasis property. A financing coordination fee of approximately $280,000 was earned by our advisor in connection with the financing of the Oasis property.

Description of the Oasis Property
The Oasis property was constructed in 1996 and consists of 16 two-and three-story residential buildings and a clubhouse/leasing office situated on an approximately 15-acre site. The garden-style property is comprised of 148 one-bedroom apartment homes and 104 two-bedroom apartment homes that average 891 square feet with an average monthly rent of $1,102. Apartment amenities at the Oasis property include central air conditioning, balconies/patios, washer and dryers, custom crown molding and walk-in closets. In addition, select units have vaulted ceilings, built-in bookcases and fireplaces. Property amenities at the Oasis property include a swimming pool, hot tubs, a barbecue area, a 24-hour fitness center, a clubhouse and attached and detached garages. As of December 1, 2014, the Oasis property was approximately 96% occupied.
As part of its value enhancement strategy, STAR Oasis intends to make strategic, interior enhancements when turning the apartment homes between residents at the Oasis property, including upgrading appliances and flooring. Management believes the Oasis property is adequately covered by insurance and is suitable for its intended purposes.
The Oasis property is located in Colorado Springs, Colorado. The Oasis property faces competition from other multifamily apartment properties located in the greater Colorado Springs, Colorado market.
For federal income tax purposes, we estimate that the depreciable basis in the Oasis property will be approximately $36 million. We will depreciate buildings based upon an estimated useful life of 27.5 years.
Oasis Loan
In connection with the acquisition of the Oasis property, STAR Oasis borrowed $28,000,000 from the lender pursuant to the Oasis loan. The Oasis loan has an 84-month term with a maturity date of January 1, 2022. STAR Oasis paid a loan origination fee of $196,000 to the lender in connection with the Oasis loan.
Interest on the outstanding principal balance of the Oasis loan accrues at the one-month London Interbank Offered Rate (LIBOR) plus 1.89%, as further described in the Multifamily Note, and is payable on the first day of each month beginning on February 1, 2015. The entire outstanding principal balance and any accrued and unpaid interest on the Oasis loan is due and payable in full on the maturity date.
STAR Oasis may voluntarily prepay all of the unpaid principal balance of the Oasis loan and all accrued interest thereon and other sums due to the lender under the loan documents following the first year of the Oasis loan, provided that STAR Oasis provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Oasis loan.
The performance of the obligations of STAR Oasis under the Oasis loan is secured by a Multifamily Deed Trust, Assignment of Rents and Security Agreement with respect to the Oasis property. Additionally, pursuant to an Assignment of Management Agreement and Subordination of Management Fees, STAR Oasis assigned all of its rights under the Property Management Agreement (described below) to the lender upon an event of default under any of the loan documents.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR Oasis is personally liable under the loan documents, in addition to all costs and expenses incurred by the lender to enforce these rights.

Management of Oasis Property
On the closing date, STAR Oasis and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement pursuant to which the property manager serves as the exclusive leasing agent and manager of the Oasis property. Pursuant to the Property Management Agreement, STAR Oasis is to pay the property manager a monthly management fee in an amount equal to 3% of the Oasis property’s gross collections (as defined in the Property Management Agreement) for such month. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the Property Management Agreement. STAR Oasis may terminate the Property Management Agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager's employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach.
On the closing date, STAR Oasis also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time for the Oasis property for a construction management fee in an amount equal to 8% of the total cost of the improvements and renovations. The Construction Management Services Agreement may be terminated by either party with 30 days prior written notice to the other party.

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